SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

                             FORM 11-K



(Mark One)

  [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
   SECURITIES EXCHANGE ACT OF 1934

   For the fiscal year ended December 31, 1999

                           OR

  [ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
   SECURITIES EXCHANGE ACT OF 1934

   For the transition period from ____ to ____.



Commission file number     000-23249
                       -------------------

   A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                       PROFIT SHARING PLAN OF
           PRIORITY HEALTHCARE CORPORATION AND AFFILIATES


   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                  PRIORITY HEALTHCARE CORPORATION
                   250 TECHNOLOGY PARK, SUITE 124
                     LAKE MARY, FLORIDA  32746

                        REQUIRED INFORMATION


Item 4. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA") and the Plan's financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements and schedules are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.


FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements

          INDEPENDENT AUDITORS' REPORT

          FINANCIAL STATEMENTS:

            STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
             WITH FUND INFORMATION, AT DECEMBER 31, 1999

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
             PLAN BENEFITS, WITH FUND INFORMATION,
             FOR THE YEAR ENDED DECEMBER 31, 1999

            NOTES TO FINANCIAL STATEMENTS

          SCHEDULES *:

          SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT
           DECEMBER 31, 1999 (SCHEDULE I)

          SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR
           ENDED DECEMBER 31, 1999 (SCHEDULE V)


          *NOTE - OTHER SCHEDULES HAVE BEEN OMITTED BECAUSE THEY
                ARE NOT APPLICABLE.

(b)       Exhibits

          23 - Consent of Ent & Imler CPA Group, PC

                    INDEPENDENT AUDITORS' REPORT

To the Administrator and
Administrative Committee of
The Profit Sharing Plan of Priority Healthcare Corporation and Affiliates:

          We have audited the accompanying statement of net assets available for plan benefits, with fund information, of The Profit Sharing Plan of Priority Healthcare Corporation and Affiliates (the "Plan") as of December 31, 1999, and the related statement of changes in net assets available for plan benefits, with fund information, for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the financial statements based on our audit.

          We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits, with fund information, as of December 31, 1999, and the changes in net assets available for plan benefits, with fund information, for the year ended December 31, 1999 in conformity with generally accepted accounting principles.

          Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                     ENT & IMLER CPA GROUP, PC

Indianapolis, Indiana
June 20, 2000

                       PROFIT SHARING PLAN OF
                  PRIORITY HEALTHCARE CORPORATION
                           AND AFFILIATES
                       STATEMENT OF NET ASSETS
                 AVAILABLE FOR PLAN BENEFITS, WITH
                          FUND INFORMATION
                         DECEMBER 31, 1999

                                                               Fund Information
                                 ----------------------------------------------------------------
                                    BWI          PHC
                                   Common      Common         Mutual        Loan
                                   Stock        Stock          Funds         Fund        Total
                                 ---------    ---------    -----------    --------    ----------
 Assets

   Investments, at fair value:   $ 129,406    $ 450,726    $1,496,692    $ 89,749    $ 2,166,573

   Receivables:
     Employer contributions           -          94,921       372,511          -         467,432
     Employee contributions           -           7,364        18,466          -          25,830

   Accrued investment income            27           70             -          -              97
                                 ---------    ---------    -----------   --------     ----------
     Total assets                  129,433      553,081     1,887,669      89,749      2,659,932

 Liabilities

    Other liabilities                    -           -             -            -             -
                                 ---------    ---------   -----------    --------    -----------
   Net assets available for
     plan benefits               $ 129,433    $ 553,081    $1,887,669    $ 89,749    $ 2,659,932
                                 =========    =========   ===========    ========    ===========

The accompanying notes are an integral part of these financial statements.

                       PROFIT SHARING PLAN OF
                  PRIORITY HEALTHCARE CORPORATION
                           AND AFFILIATES
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                  FOR PLAN BENEFITS, WITH FUND
                           INFORMATION
               FOR THE YEAR ENDED DECEMBER 31, 1999

                                                         Fund Information
                                 ----------------------------------------------------------------
                                    BWI          PHC
                                   Common      Common         Mutual         Loan
                                   Stock        Stock          Funds         Fund      Total
                                 ---------    ---------    -----------     --------  ----------
Contributions:
 Employer                        $     -      $ 94,921     $  372,511      $    -    $  467,432
 Employee                              -        95,524        268,829           -       364,353
 Contribution from
  Bindley Western, Inc.           190,834       64,215      1,128,642           -     1,383,691
 Rollover                              -            -              -            -            -
                                 ---------    ---------    ----------      -------   ----------

   Total contributions            190,834      254,660      1,769,982           -     2,215,476
                                 ---------    ---------    ----------      -------   ----------

Investment Income:
 Interest and dividends               729          849        108,750       1,662       111,990
 Realized gains and losses         57,561          853         29,710           -        88,124
 Net appreciation (depreciation)
  in fair value of investments     55,301      107,377        109,310           -       271,988
                                ---------    ---------     ----------     --------   ----------
   Total investment income        113,591      109,079        247,770       1,662       472,102
                                 ---------    ---------    ----------     --------   ----------
     Total additions              304,425      363,739      2,017,752       1,662     2,687,578

Distributions to participants      (6,516)     (10,496)        (9,331)         -        (26,343)
Administrative expenses              (426)        (763)            -         (114)       (1,303)
Net transfers (to) from
 other funds                     (168,050)     200,601       (120,752)     88,201            -
                                 ---------    ---------    ----------     --------    ----------
Net increase in net assets
 available for plan benefits      129,433      553,081      1,887,669      89,749     2,659,932

Beginning of year                       -            -             -           -             -
                                 ---------    ---------    ----------     --------    ----------

End of year                     $ 129,433    $ 553,081     $1,887,669    $ 89,749    $2,659,932
                                =========    =========     ==========    ========    ==========


The accompanying notes are an integral part of these financial statements.

                       PROFIT SHARING PLAN OF
                  PRIORITY HEALTHCARE CORPORATION
                           AND AFFILIATES

                   NOTES TO FINANCIAL STATEMENTS
                      AS OF DECEMBER 31, 1999


NOTE 1 - DESCRIPTION OF THE PLAN

        The following brief description of the Profit Sharing Plan of Priority Healthcare Corporation and Affiliates is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

General

        Effective January 1, 1999, Priority Healthcare Corporation adopted the Profit Sharing Plan of Priority Healthcare Corporation and Affiliates (the "Plan") which is a combined profit sharing and 401(K) pre-tax savings plan, using the Prism Prototype Retirement Plan and Trust (the "Prism Plan"). The purpose of the Plan is to provide retirement income and other benefits to eligible employees of Priority Healthcare Corporation and its Affiliates (the "Company").

Participation

        Employees are eligible to participate in the Company's profit sharing program of the Plan on January 1, April 1, July 1 or October 1, whichever comes first, after completing one year of service and attaining age twenty-one. An employee is considered to have completed one year of service at the end of the first twelve-month period during which the employee has completed not fewer than 1,000 hours of service.

        Employees are eligible to make 401(K) pre-tax contributions to the Plan beginning on January 1, April 1, July 1 or October 1, whichever comes first, after 90 days of employment and attaining age twenty-one.

Administration

        The Plan is administered by a committee (the "Committee") appointed by the Compensation and Stock Option Committee of the Company's Board of Directors. The Plan has a trust agreement with Key Trust (the "Trustee") whereby the Trustee receives contributions, invests Plan assets and distributes amounts for benefit payments as directed by the Committee. All trustee's fees and other administrative expenses, exclusive of those incurred in relation to the Committee, are paid by the Plan.

Contributions and Allocations to Participants

        The Company's annual profit sharing contribution to the Plan is a discretionary amount determined by the Board of Directors. The 1999 profit sharing contribution amounted to $471,050 before forfeitures.

        Participants may authorize that a pre-tax amount between 1% and 13% of their annual compensation be contributed on their behalf to the Plan. However, the annual contribution per employee cannot exceed $10,000 for 1999. Participants may also make qualified rollover contributions to the Plan.

        Profit sharing contributions are allocated to participants on the basis of the ratio that each participant's compensation bears to the total compensation paid to all Plan participants for the applicable Plan year. The maximum compensation allowed is $160,000 in 1999.

        Forfeitures (the non-vested portion of those participant's accounts who have terminated service with the Company) are used to offset future employer profit sharing contributions. At December
31, 1999, forfeited non-vested accounts totaled $3,618.

        Income (net of expenses) is allocated on a daily basis based on the ratio of each participant's adjusted beginning balance to the total of all participants' adjusted beginning balances for the applicable investment fund.

Vesting and Distributions

        A participant's interest in his pre-tax employee contributions and the earnings thereon are 100% vested at all times.

        A participant's interest in his profit sharing account is vested as follows:

                Number of Years          Percentage
                   of Service               Vested
                ----------------         -----------

                         1                   20%
                         2                   40%
                         3                   60%
                         4                   80%
                         5                  100%

        In the event of a participant's retirement on or after his 65th birthday, total disability or death, his profit sharing account becomes fully vested.

        Distributions consist of benefit payments to eligible participants, payments of vested amounts to terminated participants and payments to participants who can demonstrate financial hardship. Participants are also able to obtain loans from the Plan. Loans issued under the Prism Plan bear a rate of interest of prime plus 1%. The loan fund is utilized as the disbursement fund for loans granted by the Plan.

        All distributions and loans to participants must be approved by the Committee.


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

        The accounts of the Plan are maintained on the accrual basis of accounting.

Investments and Investment Income

        Investments are stated at fair value which equals quoted market value or unit values based upon quoted market values.
Participant loans are valued at cost, which approximates fair value. Interest and dividends are credited to the accounts when earned.

Payment of Benefits

        Upon termination of service, a participant may elect to receive a lump sum amount equal to the value of their account.
Benefits are recorded when paid.

Use of Estimates

        The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.


NOTE 3 - INVESTMENTS

        The Plan's investments are held by a Trustee. The Plan provides that the contributions will be invested in several different investment programs as directed by each participant. These investment programs range from money market, government secured, fixed income, growth, aggressive funds, and the Company's own stock. For the participants who fail to complete the proper investment election forms, these participant accounts are automatically invested in the low risk government secured investment. The net appreciation/(depreciation) in fair value for each significant class of investment is shown in the accompanying financial statements as investment income.

Investment Options

        Under the Prism Plan, participants are able to direct their contributions among several investment options. The investment funds available to participants are as follows:

1. Victory Investment Quality Bond Fund - invests primarily in investment-grade bonds issued by corporations and the U.S. Government and its agencies or instrumentalities.

2. Victory Balanced Fund - invests in a diversified portfolio of common stocks and fixed income securities or other collective funds holding these securities.

3. Victory Special Value Fund - invests primarily in common stocks of small and medium-sized companies.

4. Bindley Western Industries Common Stock Fund - invests in the common stock of Bindley Western Industries, Inc.

5. Victory U.S. Government Obligations Fund - invests only in short-term securities issued or guaranteed by the U.S. Treasury and repurchase agreements collateralized by U.S. Treasury securities with maturities of thirteen months or less.

6. American EuroPacific Growth Fund - invests in small and large companies based in industrial nations as well as smaller, developing nations.

7. American Washington Mutual Investors Fund - invests primarily in companies that consistently pay dividends and earn more than their dividend payout.

8. Janus Fund - invests primarily in a diversified portfolio of common stocks of issuers of any size.

9. Victory Stock Index - composed of 500 domestically traded common stocks weighted according to the market value of each common stock in the Index.

10. Priority Healthcare Corporation Common Stock Fund - invests in the common stock of Priority Healthcare Corporation.


Fund Transfers

        Transfers between funds result from participants redirecting their contributions between the funds listed above.


NOTE 4 - PARTY-IN-INTEREST

        Participants in the Plan may invest their contributions/account balances in a Priority Healthcare Corporation Common Stock Fund, which primarily holds shares of Priority
Healthcare Corporation common stock. At December 31, 1999, this fund held 15,057 shares with a historical cost of $351,661 and a market value of $450,726.


NOTE 5 - INCOME TAX STATUS

        The Internal Revenue Service issued a determination letter stating that the Plan qualifies for tax exempt status under the applicable provisions of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, management believes the Plan is designed and is currently being administered in accordance with the Internal Revenue Code and ERISA.


NOTE 6 - PLAN TERMINATION

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.


NOTE 7 - DIFFERENCE FROM FORM 5500

        At December 31, 1999, there are no differences between the Annual Return/Report of Employee Benefit Plan (Form 5500) filed with the Internal Revenue Service and the accompanying financial statements.


NOTE 8 - BINDLEY WESTERN INDUSTRIES, INC. SPIN-OFF OF PRIORITY
HEALTHCARE CORPORATION

        As of January 1, 1999 Bindley Western Industries, Inc. distributed to its shareholders all of its common stock of Priority Healthcare Corporation. In addition the Bindley Western Industries, Inc. Profit Sharing Plan held shares of Bindley Western Industries, Inc. stock (in its stock fund), this Bindley Western Industries, Inc. Plan received shares of Priority Healthcare Corporation stock in the spin-off. The account balances of Priority Healthcare Corporation employees were transferred to The Profit Sharing Plan of Priority Healthcare Corporation, after the spin-off distribution was completed. The Priority Healthcare Corporation employees were permitted to continue to hold their investment position in Bindley Western Industries, Inc. however, they are not permitted to purchase anymore Bindley Western Industries, Inc. stock.

                                                                    Schedule I
                                                         Item 27 (a) Form 5500
                            PROFIT SHARING PLAN OF
                        PRIORITY HEALTHCARE CORPORATION
                                AND AFFILIATES

                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1999
                                                                             Current
 Identity of Issue          Description of Investment               Cost      Value
-----------------------   -------------------------------------  ---------  ----------
Bindley Western           Equity Securities of Bindley Western   $  74,105  $  129,406
 Industries Common         Industries, Inc.
 Stock Fund

Priority Healthcare       Equity Securities of Priority Health-
 Corp Common Stock Fund*   care Corporation                        351,661     450,726

American Europacific      Registered Investment Companies          179,824     254,938
 Growth Fund

Janus Fund                Registered Investment Companies          100,343     107,687

Victory Special Value     Registered Investment Companies          160,980     155,901
  Fund

Victory Stock Index Fund  Registered Investment Companies            6,948       7,634

Victory Balanced Fund     Registered Investment Companies          218,768     231,241

American Washington       Registered Investment Companies          481,192     482,081
  Mutual Inv. Fund

Victory Investment        Registered Investment Companies           51,845     49,105
 Quality Bond

Victory U.S. Government   Registered Investment Companies          187,482     208,105
  Obligations Fund

Loans to participants (Interest rates of 8.25% to 9.25%)*           89,749      89,749
                                                                ----------  ----------
                                                                $1,902,897  $2,166,573
                                                                ==========  ==========

*Denotes party-in-interest.
   See auditors' report and accompanying notes to the financial statements.

                                                                    Schedule V
                                                         Item 27 (d) Form 5500
                            PROFIT SHARING PLAN OF
                        PRIORITY HEALTHCARE CORPORATION
                                AND AFFILIATES

                      SCHEDULE OF REPORTABLE TRANSACTIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1999

                                                                                         Current Value
                                           Number of                                      of Asset on
  Identity of                             Purchases/ Purchase Selling Transaction         Transaction Net Gain
 Party Involved     Description of Asset     Sales    Price    Price    Expenses    Cost      Date    or (loss)
---------------------------------------------------------------------------------------------------------------
Key Trust Company  Victory U.S. Government     33  $ 85,655                      $ 85,655  $ 85,655  $     -
  of Indiana, NA      Obligations Fund

Key Trust Company  American Washington Mutual  37   270,176                       270,176   270,176        -
  of Indiana, NA      Investors Fund

Key Trust Company  Victory Balanced Fund       38   127,000                       127,000   127,000        -
  of Indiana, NA

Key Trust Company  American Europacific        34   129,808                       129,808   129,808        -
  of Indiana, NA      Growth Fund

Key Trust Company  Janus Fund Mutual Fund      13   100,343                       100,343   100,343        -
  of Indiana, NA

Key Trust Company  Victory Prime Obligation    12   135,560                       135,560   135,560        -
  of Indiana, NA      Money Market Fund

Key Trust Company  Priority Healthcare         16   277,464                       277,464   277,464        -
  of Indiana, NA      Corporation Common
                      Stock Fund

Key Trust Company  Victory Special Value Fund  32   101,773                       101,773   101,773        -
  of Indiana, NA

Key Trust Company  Pooled Loans Fund            5    94,826                        94,826    94,826        -
  of Indiana, NA

Key Trust Company  Victory Prime Obligation    10             114,317             114,317   114,317        -
  of Indiana, NA      Money Market Fund

Key Trust Company  American Washington Mutual  25             107,931              92,411   107,931   15,520
  of Indiana, NA      Investors Fund

Key Trust Company  Victory Balanced Fund       19              69,424              60,844    69,424    8,580
  of Indiana, NA

Key Trust Company  Bindley Western Industries   7              95,377              37,816    95,377   57,561
  of Indiana, NA      Common Stock Fund

Key Trust Company  Victory Special Value Fund  14              71,399              71,885    71,399     (486)
  of Indiana, NA

Key Trust Company  Victory Quality Bond Fund    9              72,661              73,455    72,661     (794)
  of Indiana, NA


   See auditors' report and accompanying notes to the financial statements.

                             SIGNATURES


        THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  PROFIT SHARING PLAN OF PRIORITY
                                  HEALTHCARE CORPORATION AND
                                  AFFILIATES

Date: June 26, 2000           By     /s/ Barbara J. Luttrell
                                  ----------------------------------
                                    Name:  Barbara J. Luttrell
                                    Title:  Plan Administrator